SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’ ID (CNPJ/ME) 76.483.817/0001-20

Company Registry (NIRE) 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and sells power, hereby informs its shareholders and the market in general, according to CVM Resolution 81/2022 (“RCVM 81”) and Circular Letter / Annual – 2023 – CVM/SEP (“Circular Letter”), that it has received a written notice from BNDES Participações S.A. (“BNDESPar”), holder of shares representing approximately 12.443000% of the voting capital, through which it requested the adoption of the multiple voting procedure for the election of the members of the Company’s Board of Directors to be held at the Annual and Extraordinary Shareholders’ Meeting, on April 28, 2023, at 10:00 a.m., at the Company’s headquarters (“AESM”).

Upon verification of the requirements for the adoption of multiple voting, all Board of Directors members will be elected by the multiple voting procedure, except for the separate election provided for in Brazilian Corporation Law.

Furthermore, the deadline to include new candidates in the remote voting form ended last Monday, April 03, according to article 37, paragraph 1, I, a) of CVM Resolution 81. Requests for the inclusion of candidates for the Board of Directors and the Supervisory Board were received on time. The Company is analyzing the information and documents sent by the shareholders who appointed candidates and will resubmit, up to 20 days before the AESM, under article 26, paragraph 3, I, of CVM Resolution 81, the remote voting form and management proposal with the candidates that submitted the information and complied with the requirements provided for in a) article 38, II, “a”, of CVM Resolution 81 combined with articles 7, II, and 11 of CVM Resolution 81; and b) article 3 of Exhibit K to CVM Resolution 80/2022 (“CVM Resolution 80”).

Curitiba, April 04, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, contact the company at

acionistas@copel.com or 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 04, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.